Exhibit 12.1
QUANEX CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)
Ratio of earnings to fixed charges is computed by dividing earnings, as defined, by fixed charges. Fixed charges consist of interest charges, (both expensed and capitalized), amortization of debt issuance costs and the portion of rental expense representative of the interest factor. The computation is as follows:

	Fiscal years ended October 31,
	2003	2004	2005	2006	2007

Earnings:
Income from continuing operations before taxes	$43,646	$57,428	$177,233	$160,313	$134,622
Add: fixed charges (from below)	3,449	7,177	10,862	7,366	6,439

	$47,095	$64,605	$188,095	$167,679	$141,061

Fixed Charges:
Interest expense	$2,388	$5,431	$8,715	$4,235	$3,786
Debt issuance amortization	312	535	585	583	134
Capitalized interest	—	—	—	—	—
1/3 of rental expense	749	1,211	1,562	2,548	2,519

	$3,449	$7,177	$10,862	$7,366	$6,439

Ratio of earnings to fixed charges	13.7x	9.0x	17.3x	22.8x	21.9x